# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nautilus Biotechnology, Inc., CIK 0001808805
CUSIP: 63909J108
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2701 Eastlake Avenue East, Seattle, Washington (WA), 98102
Date of event which requires filing of this statement: 03/03/2025
Amends the filing with accession number 0001628280-21-012358
Filed by CIK 0001857948
Persons authorized to receive notices and communications: Parag Mallick, 2701 Eastlake Avenue East, Seattle, Washington (WA), 98102, 206-333-2001; Zachary B. Myers, Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California (CA), 94304, 650-493-9300

## Reporting persons
- Parag Mallick (CIK 0001857948): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 22,063,911; shared voting power 200,000; sole dispositive power 22,063,911; shared dispositive power 200,000; aggregate amount beneficially owned 22,263,911 (17.4% of the class)
  Comment: Items 7, 9, and 11 above consists of 20,479,892 shares of Common Stock directly owned by Parag Mallick and a total of 1,584,019 shares of Common Stock issuable upon exercise of options. Of such options to purchase shares, 942,351 shares shall be vested and exercisable within 60 days of March 3, 2025.
  
  Items 8, 10, and 11 above consists of 200,000 shares of Common Stock directly owned by The Dream Finder Foundation (the "Foundation"). Dr. Mallick and his spouse share voting and dispositive power over the shares held by the Foundation and Dr. Mallick is the President of the Foundation.
  
  Item 13 above is based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by Dr. Mallick by (b) the sum of (i) 126,148,469 shares of Common Stock outstanding as of February 21, 2025, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2025, and (ii) the 1,584,019 shares of Common Stock issuable upon exercise of options held by Dr. Mallick. The aggregate number of shares of Common Stock beneficially owned by Dr. Mallick as set forth in clauses "(a)" and "(b)" of this footnote are treated as outstanding shares of Common Stock only for the purpose of computing the percentage ownership of Dr. Mallick.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Nautilus Biotechnology, Inc.
Address of issuer's principal executive offices: 2701 Eastlake Avenue East, Seattle, Washington (WA), 98102
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed on June 16, 2021 (the "Schedule 13D") by Parag Mallick (the "Reporting Person") relating to the Common Stock of Nautilus Biotechnology, Inc. (the "Issuer"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 22,263,911 shares of Common Stock, or 17.4% of the Issuer's outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on a total of 126,148,469 shares of Common Stock outstanding as of February 21, 2025 plus 1,584,019 shares of Common Stock issuable upon exercise of options held by the Reporting Person.

942,351 of the Reporting Person's options to purchase shares of Common Stock are exercisable within 60 days of March 3, 2025. The unvested options to purchase shares of Common Stock vest over time subject to the Reporting Person's continued service through each vesting date. If, during the period beginning three months before a change in control through the one-year anniversary of a change in control, the Reporting Person's employment with the Issuer is terminated either (x) by the Issuer without cause, and excluding by reason of the Reporting Person's death or disability or (y) by the Reporting Person for good reason, then 100% of any unvested shares shall immediately vest.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person and the Reporting Person's spouse share voting and dispositive power with respect to 200,000 shares of Common Stock owned by the Foundation. The Reporting Person has sole voting and dispositive power with respect to 20,479,892 shares of Common Stock and options to purchase 1,584,019 shares of Common Stock.
Transactions in the class effected during the past sixty days: On March 3, 2025, the Reporting Person was granted an option to purchase 280,000 shares of the Issuer's Common Stock. Except for such option grant, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Power of Attorney

## Signatures
- Parag Mallick: /s/ Matthew Murphy, Matthew Murphy/Attorney-in-fact (03/05/2025)